

25003107

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

ANNUAL REPORTS
FORM X-17A-5
PART III

APR 18 2025

SEC FILE NUMBER
8-29897

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Wall Street Capital Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough	**GA**	**30253**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Webb	**770-400-9862**	**jim@amglobepartners.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Holt & Patterson, LLC
(Name – if individual, state last, first, and middle name)

260 Chesterfield Industrial Blvd.	**Chesterfield**	**MO**	**63005**
(Address)	(City)	(State)	(Zip Code)

02/25/2009	**3372**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Webb _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wall Street Capital Corporation _____ as of 12/31 _____, 2024 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Prosident

Notary Public _____ 5-10-27

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Wall Street Capital Corporation
December 31, 2024

Financial Statements and Supplemental Information and Report of Independent Registered
Public Accounting Firm

Wall Street Capital Corporation

Contents



HOLT &

PATTERSON,

LLC

CERTIFIED

PUBLIC

ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Wall Street Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wall Street Capital Corporation (the "Company") as of December 31, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Holt & Patterson, LLC
We have served as the Company's auditor since 2010.
Chesterfield, MO

April 16, 2025

260 CHESTERFIELD INDUSTRIAL BLVD.   CHESTERFIELD, MO 63005   PHONE 636/530-1040   FAX 636/530-1101

Wall Street Capital Corporation
Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	8,820
Commissions receivable		18
Other assets		818
TOTAL ASSETS	$	9,656

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	1,530
TOTAL LIABILITIES		1,530

STOCKHOLDER'S EQUITY

Common Stock, Par Value $1 Per Share	
Authorized - 30,000 Shares	
Issued and Outstanding- 1,000 Shares	1,000
Additional Paid in Capital	54,858
Accumulated Deficit	(47,732)
TOTAL STOCKHOLDER'S EQUITY	8,126

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,656

See Accompanying Notes to Financial Statements.

Wall Street Capital Corporation
Statement of Operations
Year ended December 31, 2024

REVENUES:		
Commission income	$	736
Total revenues		736
EXPENSES:		
Bank service charge		31
Professional services		3,778
Dues and subscriptions		6,812
Other		250
Total expenses		10,871
NET (LOSS)	$	(10,134)

See Accompanying Notes to Financial Statements.

Wall Street Capital Corporation
Statement of Changes in Stockholder's Equity
Year ended December 31, 2024

	Common Stock	Additional Paid in Capital	Retained Earnings/(Deficit)	Total
Balance on December 31, 2023	$ 1,000	$ 43,558	$ (37,598)	$ 6,960
Additional Paid in Capital		11,300		11,300
Net (Loss)			(10,134)	(10,134)
Distributions/Dividends				-
Balance on December 31, 2024	$ 1,000	$ 54,858	$ (47,732)	$ 8,126

See Accompanying Notes to Financial Statements.

4

Wall Street Capital Corporation
Statement of Cash Flows
Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net (Loss)	$	(10,134)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase)decrease in operating assets:		
Commissions receivable		62
Other Assets		(818)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		1,530
Net cash used by operating activities		(9,360)

CASH FLOWS FROM FINANCING ACTIVITIES:

Shareholder contribution	11,300
Net cash provided by financing activities	11,300
NET INCREASE IN CASH	1,940
CASH AT BEGINNING OF YEAR	6,880
CASH AT END OF YEAR	$ 8,820

See Accompanying Notes to Financial Statements.

1. Description of Business and Summary of Significant Accounting Policies

    Description of Business

    Wall Street Capital Corporation (the "Company") is a registered broker-dealer with the Securities Exchange Commission (SEC), and the Financial Industry Regulatory Authority ("FINRA").

    The Company was acquired by American Global Wealth Services, Inc in January 2024. The application for the change in ownership was submitted to FINRA on December 29, 2023. Final approval and completion of the sale occurred August 24, 2024.

    Basis of Presentation

    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Cash

    The Company maintains an account with Busey Bank. Busey Bank provides $250,000 of deposit insurance through the Federal Deposit Insurance Corporation. There were no amounts in excess of insured limits on December 31, 2024.

    Revenue Recognition

    Revenue from trailing commissions are paid on a monthly basis and a receivable amount is recorded for the payment received in the subsequent month.

    Allowance for Credit Losses

    The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance accounts, and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for credit losses was considered necessary at December 31, 2024. Bad debt expense was $0 for 2024.

    Segment Reporting

    The Company is engaged in one single line of business as a securities broker-dealer which is comprised of one class of service. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally,

the CODM uses net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the are the same as those described in the summary of accounting policies.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state income taxes on it's income. The stockholder of the Company is liable for the income taxes on the Company's taxable income. Accordingly, the Company does not record a provision for income taxes.

The Company adopted guidance issued by the FASB Accounting Standards Codification 740-10, Income Taxes on accounting for uncertainty in income taxes, which requires recognition, measurement and disclosure of uncertain tax positions recognized in an enterprises financial statement.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meed a "more likely than not" standard that based on technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more likely than not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

The federal and state income tax returns for the Company for 2021 through 2024 are subject to examination by respective taxing authorities generally for three years after they are filed.

If applicable, the Company recognizes interest and penalties related to the unrecognized tax benefits in expense in the statement of operations.

These provisions require the Company to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ending December 31, 2024, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax position for which it is reasonably positive that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2024, the Company had net capital of $7,290, which was $2,290 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 20.99% at December 31, 2024.

3. Related Party Transactions

During the year ended December 31, 2024, the Company incurred expenses totaling $4,469 which were paid by a related party, American Global Wealth Services. At December 31, 2024, $1,220 was payable to the related party which is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

4. Subsequent Event

There are no events of the Company subsequent to December 31, 2024 through April 16, 2025 which is the date the financial statements were issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2024.

SUPPLEMENTARY INFORMATION

Wall Street Capital Corporation
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024

Net Capital

Total stockholder's equity	$	8,126
Deductions and/or charges:		
Commissions receivable		18
Other Assets		818
Net Capital	$	7,290

Aggregate Indebtedness
Items included in statement of financial condition

Accounts payable and accrued expenses		1,530
Total aggregate indebtedness	$	1,530
Minimum net capital required	$	5,000
Excess net capital	$	2,290
Excess net capital of the greater of 10 percent of total aggregate indebtedness Or 120 percent of minimum net capital required	$	1,290
Ratio of aggregate indebtedness to net capital		20.99%

There are no material differences in the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A5 Part IIA FOCUS filing as of December 31, 2024.

See Report of Independent Registered Public Accounting Firm.

Wall Street Capital Corporation
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024

The Company's business activities are limited to private placements of securities, engaging in transactions in the secondary market of privately held securities, and investment banking and private capital raising activities and does not hold customer funds or securities. Accordingly, it had no obligation under SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Wall Street Capital Corporation
Schedule of SIPC-3 Revenues for the year ended December 31, 2024

		Business activities through which revenue was earned
$	736	Distribution of shares of registered open end investment companies or unit investment trusts
$	-	Sale of variable annuities
$	-	Insurance commission and fees
$	-	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$	-	Miscellaneous income for expense reimbursement
$	-	Transactions in securities futures products
$	736	Total Revenues



HOLT &

PATTERSON,
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Wall Street Capital Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wall Street Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Wall Street Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provision") and (2) Wall Street Capital Corporation stated that Wall Street Capital Corporation met the identified exemption provision through the most recent fiscal year without exception. Wall Street Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wall Street Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Holt & Patterson, LLC
Chesterfield, MO

April 16, 2025

Management Report Regarding Exemption from Rule 15c3-3

Wall Street Capital Corporation Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption under paragraph (k)(1) of 17 C.F.R. § 240 15c3-3 for the fiscal year ended December 31, 2024

2) The Company is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

   Broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities but must promptly transmit such funds and securities received in connection with its' broker or dealer activities. Additionally. it cannot hold funds to securities for or owe money or securities to customers.

   The Company has met the identified exemption provisions in paragraph (k)(1) of Rule 15c3-3 throughout the period of January 1, 2024, through December 31, 2024 without exception

I, James Webb, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _James R Webb_

Title: President

April 16 ,2025



HOLT &

PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES RELATED TO AN
ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Stockholder
of Wall Street Capital Corporation

We have performed the procedures included in Rule 17a5(e)(4) under the Securities Exchange Act of 1934 and the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2024. Management of Wall Street Capital Corporation (the Company) is responsible for its Form SIPC-3 and for its compliance with the requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2024, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose of which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 to supporting schedules and workpapers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024 and in the related schedules and workpapers, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Holt & Patterson, LLC
Chesterfield, MO

April 16, 2025